INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza
Greenwich, Connecticut 06830
Tel: (203) 618-5800

December 18, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Susanne Hayes

Re:	Interactive Brokers Group, Inc.
Responses to the Securities and Exchange Commission’s Comments dated December 4, 2013 to Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2012
File No. 001-33440

Dear Sirs:

Interactive Brokers Group, Inc. (“IBGI” or the “Company”) responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 4, 2013 from Ms. Suzanne Hayes to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Page references for items 1-3 in this letter refer to the 2012 Form 10-K and for items 4-6 in this letter refer to the Definitive Proxy Statement on Schedule 14A prepared for the annual meeting of stockholders held on April 25, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Item1.  Business Overview, page 2

1.	In future filings, please include a chart that shows your organizational and ownership structure.

Response:

The Company notes the Staff’s comment.  The Company will include an organizational and ownership structure chart in the business overview section in future Form 10-K filings.

As additional information, the Company included a chart that shows its organizational and ownership structure prominently displayed on the back cover of its 2012 Annual Report, Form ARS furnished to the Commission on March 15, 2013.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exposure, page 79

2.
We note that foreign currency fluctuations have significantly impacted your results of operations in recent periods. Please explain and address the following related to your foreign currency measurements and disclosures.

•
Please revise your future filings to conform your quantitative analysis of foreign currency and equity price risks to the requirements of Item 305(a)(1) of Regulation S-K.  If you believe the current disclosure is adequate, explain to us which alternative is being used and how your disclosure conforms to the corresponding instructions.

•	Please explain to us how the composition of currencies has remained static from December 31, 2011 through September 30, 2013, in light of the volume of your trading activity.

Response:

The Company notes the Staff’s comment.  With regard to foreign currency risk, the Company believes that its filing complies with all of the requirements of Item 305(a)(1) on page 80, Part I Item 7A: Quantitative and Qualitative Disclosures About Market Risk.  The Company presented foreign currency exposures in a tabular format, consistent with alternative 3, under Item 305(a)(1)(i)(A)(3).

In this table, along with other information, the Company presents its foreign currency balances as a percent of its total equity, intending to give the reader a straightforward view of the exposure to each foreign currency held by the Company.  The supporting text before and following the table is intended to describe the approach and the method by which the Company diversifies its equity across multiple foreign currencies.  The Company will enhance its description of currency management in future filings, as set forth below.

As an international business, the Company follows a currency diversification strategy and actively manages its foreign currency exposure to align with a basket of currencies the Company calls the “GLOBAL”.  The GLOBAL is composed of fixed units (as opposed to fixed percentages of equity) of each of 16 currencies.  As the Company’s equity changes, each new unit of equity receives the same composition of the currencies defined by the GLOBAL at that point in time.  This composition of underlying currencies for each unit of equity does not change as currencies gain and lose value relative to each other. The composition has been established to reflect the relative importance of each currency to the Company’s business and in the world economy. Senior management makes periodic assessments of these measures and determines when and by how much to change the composition of the GLOBAL.

As the table demonstrates, the composition of currencies has remained static since December 31, 2011 because the definition of the GLOBAL has not changed. Nevertheless, as exchange rates fluctuate, the value of the GLOBAL, as expressed in U.S. dollars, also fluctuates.  As a consequence, the percent of total value each currency represents in the GLOBAL (and in the Company’s equity), as expressed in U.S. dollars, changes.

These fluctuations result in translation gains or losses, which, as stated on page 80, appear in two places in the financial statements: (1) as a component of trading gains in the condensed consolidated statement of comprehensive income and (2) as OCI in the condensed consolidated statement of financial condition.  The full effect of the GLOBAL is captured in comprehensive income.

With regard to equity price risk, the Company will include additional quantitative disclosures in future filings to further describe the risk arising from its market making activities.

•
Your currency risk disclosure on page 101 (Note 3 – Trading Activities and Related Risks) states that you use exchange rate contracts including cross currency swaps and currency futures contracts to manage currency risk.  We also note your disclosure of currency forward contracts on page 107 (Note 6 – Fair Value).  Please revise your future filings to disclose your significant accounting policies and include in your Notes to the Consolidated Financial Statements the disclosure requirements of ASC 815-10-50 (Derivatives).

Response:

The Company acknowledges the Staff’s comment.  Currency risk disclosures in Note 3 will be revised in future filings with the Commission to clarify the instruments used to manage currency exposures.  Those instruments include spot (i.e., cash) currency transactions, currency futures contracts and currency forward contracts.  Cross-currency swaps are used for cash management purposes and not for currency risk management.  In future filings the Company will remove the reference to currency swaps from our currency risk disclosure.

The Company has reassessed the disclosure requirements under ASC 815-10-50, and believes that its disclosures are consistent with those requirements as applied to our market making business.  All trading revenues are reported in trading gains, net in the consolidated statement of comprehensive income.  Trading gains arise from the Company’s market making activities.

IBGI also evaluated and passed on the separate table reporting of derivatives trading gains, based on the following conclusions:

•
Reporting trading results on exchange-traded options separately from stocks would not be helpful to readers’ understanding of the Company’s business and trading results.  As a market maker, the Company trades a diverse portfolio of equity-based products – stocks, equity options, index options and futures, single stock futures and related instruments – in an integrated manner in which derivatives and stocks hedge one another, frequently resulting in offsetting gains and losses.

•	Trading gains on currency forward contracts were not separately disclosed due to the immaterial amounts involved (net fair value liability of $2.2 million at December 31, 2012).

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12 – Employee Incentive Plans, page 114

3.	Please revise your future filings to conform to the disclosure requirements of ASC 718-10-50 and specifically include the following:

•
the weighted-average exercise price of share grants outstanding at the beginning and end of the year; share grants exercisable at year-end; and share grants granted, forfeited and distributed during the period;

•	the total intrinsic value of share grants exercised during the year;

•	the weighted-average remaining contractual term of share grants fully vested and those expected to vest; and

•	the method used to estimate fair value of the share grants and the related significant assumptions.

Response:

The Company acknowledges the Staff’s comments.  Other than the fourth and sixth bullet point below, IBGI believes that its current disclosures are adequate,

We wish to clarify that SIP awards are for restricted stock units, i.e., IBGI does not grant options.  In considering the disclosure requirements under ASC 718-10-50, we would like to address the points raised in the Comment Letter with respect to the Stock Incentive Plan (“SIP”):

•
Because the SIP awards are not in the form of options (and as grants of restricted stock units they could be deemed to carry the equivalent of an exercise price of zero), there is no weighted average exercise price to disclose.

•	There are no exercisable share grants at any time. When employee share grants vest (generally at an IPO anniversary date), the shares are distributed.

•	Share grants granted, forfeited and distributed are disclosed in the second table in Note 12.

•
Because the units carry the equivalent of an exercise price of zero, intrinsic value equals the compensation value to the participant.  The Company will augment its reporting in the second table in Note 12 to include the intrinsic value of shares distributed to employees for each year presented.

•
Weighted average remaining contractual term is not applicable because there are no fully vested grants.  For grants expected to vest, all grants have the same initial term.  At any point in time the average life of grants expected to vest is approximately four years.

•	Regarding the method used to estimate fair value, we propose expanding the existing Note 2 disclosures to include the following:

IBG, Inc. follows ASC718, Compensation – Stock Compensation, to account for its stock-based compensation plans.  ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method.  Grants are denominated in U.S. dollars, which are communicated to employees in the year of grant, thereby establishing the fair value of each grant.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure, page 8

4.	Please reconcile your disclosure in this section that the Board does not have a lead independent director with your disclosure on page 10 that Mr. Harris was appointed lead independent director.

Response:

The Company notes the Staff’s comment.  Mr. Harris was appointed as lead independent director on July 17, 2012.  Prior to that, the Company did not have a lead independent director.  Reference in the Board Leadership Structure section on page 8 was not updated.  This reference will be updated in future filings to reflect Mr. Harris’s appointment as the lead independent director.

Compensation Discussion and Analysis

Elements of Compensation – Bonuses, page 14

5.	Please revise future filings to disclose how you establish the executive cash bonus pool.

6.
In future filings, please describe in greater detail how you determine the cash bonus and long-term incentive awards granted to your named executive officers on an individual basis.  While we note the subjective nature of your compensation decisions, your future disclosure should provide enough information for an investor to understand why you awarded specific amounts to each named executive officer, as well as the reasons why award amounts may have differed significantly among named executive officers.

For example, we note your disclosure on page 15 that Mr. Galik received a higher bonus in 2012 than other named executive officers, but it is unclear what type of “performance and contribution” merited this decision.

Response:

The Company notes the Staff’s comment.  In future filings the Company will provide greater detail regarding the factors underlying the determination of executive bonuses and the reasons the award amounts are significantly different, where applicable.

Item 15. Exhibits, Financial Statement Schedules

7.	In future filings, please file all of the exhibits required by Item 601 of Regulation S. Please provide us with a revised exhibit index showing the exhibits you plan to include.

Response:

The Company notes the Staff’s comment.  The Company’s exhibits, incorporated by reference in the 2012 Form 10-K omitted Articles of Incorporation and Bylaws, items 3.1 and 3.2 in the table below.  The Company will correct this in future filings.

Exhibit
Number	Description

3.1	Amended and Restated Certificate of Incorporation of Interactive Brokers Group, Inc. (filed as Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on April 4, 2007)**
3.2	Bylaws of Interactive Brokers Group, Inc. (filed as Exhibit 3.2 to the Registration Statement on Form S-1 filed by the Company on November 27, 2006)**
10.1	Amended and Restated Operating Agreement of IBG LLC (filed as Exhibit 10.1 to the Quarterly Report on
Form 10-Q for the Quarterly Period Ended March 31, 2007 filed by the Company on June 15, 2007).**
10.2	Form of Limited Liability Company Operating Agreement of IBG Holdings LLC (filed as Exhibit 10.5 to
Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on February 12, 2007).**
10.3	Exchange Agreement by and among Interactive Brokers Group, Inc., IBG Holdings LLC, IBG LLC and the
Members of IBG LLC (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period
Ended September 30, 2009 filed by the Company on November 11, 2009).**
10.4	Tax Receivable Agreement by and between Interactive Brokers Group, Inc. and IBG Holdings LLC (filed as
Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007 filed by the
Company on June 15, 2007).**
10.5	Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (filed as Exhibit 10.8 to Amendment No. 2 to the
Registration Statement on Form S-1 filed by the Company on April 4, 2007).**+
10.6	Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan. (filed as Exhibit 10.9 to Amendment No. 2 to the
Registration Statement on Form S-1 filed by the Company on April 4, 2007).**+
10.7	Interactive Brokers Group, Inc. Amendment to the Exchange Agreement . (filed as Exhibit 10.1 to the
Form 8-K filed by the Company on June 6, 2012).**+
11.1	Statement Re; Computation of Earnings per Common Share (the calculation of per share earnings is disclosed in Part II, Item 8, Note 4 to the Consolidated Financial Statements "Equity and Earnings per Share" and is
omitted in accordance with Item 601 Section (b)(11) of Regulation S-K)
21.1	Subsidiaries of the registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document*
101.SCH	XBRL Extension Schema*
101.CAL	XBRL Extension Calculation Linkbase*
101.DEF	XBRL Extension Definition Linkbase*
101.LAB	XBRL Extension Label Linkbase*
101.PRE	XBRL Extension Presentation Linkbase*

**	Previously filed; incorporated herein by reference.

+	These exhibits relate to management contracts or compensatory plans or arrangements.

*	Attached as Exhibit 101 to this Annual Report on Form 10-K for the annual period ended December 31, 2013, are the following materials formatted in XBRL (Extensible Business Reporting Language) (i) the Condensed
Consolidated Statements of Financial Condition, (ii) the Condensed Consolidated Statements of Comprehensive Income,
(iii) the Condensed Consolidated Statements of Cash Flows, (iv) the Condensed Consolidated Statement
of Changes in Stockholders' Equity and (v) Notes to the Condensed Consolidated Financial Statements tagged in detail levels 1-4.

General

8.
Please file an unqualified legality opinion for the November 12, 2013 takedown from your shelf registration statement. The opinion should not contain a statement regarding counsel not being members of the Delaware bar nor purporting to be experts in Delaware law.  In addition, we note counsel’s statement in Exhibit 5.1 to the registration statement disclaiming any undertaking to advise of subsequent changes, even where the Common Shares may be issued from time to time on a delayed or continuous basis. Please confirm your understanding that an unqualified opinion must be filed each time a takedown occurs.

Response:

The Company notes the Staff’s comment.  The Company will file the requested opinion, in the form attached to this letter as Exhibit A, for the November 12, 2013 takedown from the shelf registration as an amendment to its Registration Statement on Form S-3.  The Company acknowledges its understanding that an unqualified opinion must be filed each time that a takedown occurs.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary

CC:          Jim Dunn
Hugh West
Celia Soehner
Michael Seaman

Exhibit A:  Revised Dechert Opinion

Exhibit A:  Revised Dechert Opinion.

December [__], 2013

Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut  06830

Re:                Form S-3 Registration Statement and Prospectus Supplement

Ladies and Gentlemen:

We have acted as counsel to Interactive Brokers Group, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing of (1) a Registration Statement on Form S-3 (as amended on the date hereof, the “Registration Statement”) filed on November 12, 2013 by the Company as an automatic shelf registration statement with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”); and (2) the Company’s prospectus supplement relating to the issuance and sale by the Company of up to 4,683,415 shares (the “Offered Shares”) of Class A common stock, par value $0.01 per share, of the Company (the “Common Shares”), as filed by the Company with the Commission on November 12, 2013 pursuant to Rule 424(b)(5) under the Act (together with the Company’s base prospectus included in the Registration Statement, collectively, the “Prospectus”).  The Registration Statement relates to the proposed issuance and sale from time to time on a delayed or continuous basis, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Act, of an indeterminate number of Common Shares.  The Offered Shares were issued and sold to IBG Holdings LLC for distribution to, and/or sale for the benefit of, certain of its members in exchange for membership interests in IBG LLC equal in number to such number of shares of Common Stock issued by the Company.

This opinion is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus, other than as to the validity of the Offered Shares as set forth below.

We have reviewed such records, documents, agreements and certificates, and examined such questions of law, as we have considered necessary or appropriate to express the opinions set forth below.  In making our examination of records, documents, agreements and certificates, we have assumed the authenticity of the same, the correctness of the information contained therein, the genuineness of all signatures, the authority of all persons entering and maintaining records or executing documents, agreements and certificates, and the conformity to authentic originals of all items submitted to us as copies (whether certified, conformed, photostatic or by other electronic means) of records, documents, agreements or certificates.  In rendering the opinions set forth below, we have relied as to factual matters upon certificates of public officials, certificates and other assurances of officers and representations of the Company.

Based upon and subject to the foregoing and to the other assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

When the Offered Shares are issued and delivered against receipt by the Company of payment of the agreed-upon consideration therefor as provided in the Prospectus, the Offered Shares will be duly authorized, validly issued, fully paid and nonassessable.

The opinion set forth above is subject to the following assumptions, qualifications, limitations and exceptions being true and correct at or before the time of the delivery of the Offered Shares: (i) the resolutions adopted by the Board of Directors authorizing the issuance and sale of the Offered Shares have not been rescinded by the Board of Directors; (ii) the terms of the issuance and sale of the Offered Shares have been duly established and are in conformity with the Formation Documents so as not to violate any applicable law or the Formation Documents or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any restriction imposed by any court or governmental body having jurisdiction over the Company; (iii) the Offered Shares and any certificates in the form required under Delaware corporate law representing the Offered Shares have been duly authenticated, executed, countersigned, registered in the Company’s share registry and delivered upon payment of the agreed-upon legal consideration therefor (in an amount per Offered Share not less than the par value thereof) and have been duly issued and sold; (iv) the Registration Statement has been declared effective under the Act and such effectiveness has not been terminated or rescinded; (v) the Prospectus has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations thereunder describing the Offered Shares; and (vi) the Offered Shares have been issued and sold in compliance with all Federal securities laws and solely in the manner stated in the Registration Statement and the Prospectus.

The opinions expressed herein are limited to the Delaware General Corporation Law, and we express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or “blue sky” laws of any state to the offer and/or sale of the Offered Shares).

We hereby consent to the filing of this opinion with the Commission as an exhibit to the [Amendment No. 1 to the Registration Statement filed on the date hereof by the Company].  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.  This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws, even where the Common Shares may be issued from time to time on a delayed or continuous basis.

Sincerely,

Dechert LLP